EXHIBIT 99.1

Trades under the symbol (TSX): PJC.A

Press release

For immediate release

THE JEAN COUTU GROUP FILES A DECLARATORY JUDGMENT ACTION

TO OBTAIN A DEFINITIVE RESOLUTION FOR THE TRANSFER OF ITS 8.5%

SENIOR SUBORDINATED NOTES TO RITE AID CORPORATION

Longueuil, Quebec, December 8, 2006 — The Jean Coutu Group (PJC) Inc. (the ‘‘Company’’ or the ‘‘Jean Coutu Group’’) (TSX: PJC.A) announced today that it filed a declaratory judgment action in the United States District Court for the Southern District of New York to obtain a definitive resolution regarding the intended transfer of the The Jean Coutu Group 8.5% Senior Subordinated Notes in the amount of $850 million to Rite Aid Corporation (‘‘Rite Aid’’) (NYSE, PCX: RAD) in connection with the pending transaction between the two companies. As it has stated from the initial announcement of the pending transaction with Rite Aid, the Company believes that the intended transfer of this debt is permitted by its contractual obligations and by all applicable laws. In order to answer any questions raised by the holders of the Notes, The Jean Coutu Group has determined to seek a clear and unambiguous judicial declaration in its favor prior to closing.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,186 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 61,000 people. The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,859 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 327 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In particular, litigation involves risks and uncertainties of duration, cost and outcome, including an adverse ruling or settlement. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

Source:	The Jean Coutu Group (PJC) Inc. André Belzile Senior Vice-President, Finance and Corporate Affairs (450) 646-9760
Information:	Michael Murray Director, Investor Relations (450) 646-9611, Ext. 1068	Hélène Bisson Director, Public Relations (450) 646-9611, Ext. 1165 Toll free: 1-866-878-5206